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                               June 7, 2024

       T. Riggs Eckelberry
       Chief Executive Officer
       OriginClear, Inc.
       13575 58th Street North, Suite 200
       Clearwater, FL 33760

                                                        Re: OriginClear, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on May 24,
2024
                                                            File No. 024-12439

       Dear T. Riggs Eckelberry:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover page

   1. Please revise your disclosure to describe clearly the structure of the transaction. Please also ensure that your
disclosure regarding the transaction throughout the filing is consistent. In this
regard, we note that your current disclosure regarding the number of securities and
transaction structure differs throughout the offering statement.
   2. Your disclosure on page 2 that you have not engaged the services of a broker-dealer for this offering is not
consistent with your disclosure on page 53 that you have engaged
                                                        Manhattan Street
Capital as your broker dealer of record. Please revise or advise.
       Risk Factors, page 10

   3. We note your disclosure beginning on page 18 regarding potential levels of dilution that your shareholders may
experience as a result of this offering. Please provide related risk factor disclosure, if
material.
 T. Riggs Eckelberry
FirstName  LastNameT. Riggs Eckelberry
OriginClear, Inc.
Comapany
June 7, 2024NameOriginClear, Inc.
June 7,
Page 2 2024 Page 2
FirstName LastName
Plan of Distribution
Bonus Program, page 55

4. We note your disclosure that "[c]ertain investors" are eligible to receive bonus shares. Please revise to explain how bonus shares are earned and which investors are eligible to receive bonus shares.
Selling Shareholders, page 59

5. Please revise to disclose the persons who have sole or shared voting power over the shares beneficially owned by CAPITANZ LLC. Refer to the instruction to Item 5(d) of Form 1-
         A.
Signatures, page 54

6. We note that the filing is signed on behalf of Water On Demand, Inc. Please revise to sign the offering statement on behalf of the issuer. Refer to the signatures section of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      J. Martin Tate